Exhibit 3.14

Document Number 20180521813-61
Filing Date and Time 12/04/2018 8:16 AM
Entity Number E0305332018-1

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

SOCIETY PASS INCORPORATED

2. The articles have been amended as follows: (provide article numbers, if available)

The corporation shall have authority to issue ninety-five million (95,000,000) shares of common stock at par value of $0.000 I per share; and five million (5,000,000) shares of preferred stock at a par value of $0.0001.

The Board of Directors of the corporation is entitled to determine the voting powers and the designations, i preferences and other special rights , and the qualifications, limitations or restrictions in respect of each series or class of preferred stock of the corporation. ·

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 71.7%

4. Effective date and time of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X /s/ Dennis Nguyen, Executive Director

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.